U.S. SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549


                            FORM 10-SB12G
                  GENERAL FORM FOR REGISTRATION OF
                SECURITIES OF SMALL BUSINESS ISSUERS
      Under Section 12(b) Or 12(g) Of The Securities Act Of 1934



                            JavaJuice.net
            --------------------------------------------
           (Name of Small Business Issuer in Its Charter)

        Nevada                         88-0474056
----------------------      -----------------------------
(State or Other Jurisdictions      (I.R.S. Employer Identifi-
Incorporation or Organization)      cation Number


      150 Freeport Blvd., Suite 8                 89431
    ---------------------------------------     ---------
    (Address of Principal Executive Offices)    (Zip Code)

                         (775) 849-5078
       -----------------------------------------------
      (Issuer's Telephone Number, Including Area Code)



Securities to be registered under Section 12(b) of the Act: None

Securities to be registered under Section 12(g) of the Act:

                Common Stock, par value $.001
                -----------------------------
                        (Title of Class)

                             PART I

ITEM 1.       DESCRIPTION OF BUSINESS.

General
-------
JavaJuice.net was incorporated in the State of Nevada on September 13, 2000 to engage in the business of operating an Internet Cafe, in Reno, Nevada. In the event we are unsuccessful in our current proposed business plan, however, our articles of incorporation and bylaws do allow us to change our plan of operation to any type of business.

We are currently in the development stage and have not yet commenced operations or generated any revenues. At
December 31, 2001 and at March 31, 2002, our accumulated deficit was $1,969 and $3,344, respectively. We are currently in negotiations with a building owner in the downtown Reno area to lease space for our proposed Internet
Cafe, and expect to enter into a lease agreement by the end of 2002. We intend to open a full-featured, upscale
Internet Cafe, in the busy downtown financial/tourist center of Reno, Nevada. Our primary goal is to provide the Reno/Sparks communities with a social, educational, entertaining atmosphere for worldwide communication, while offering upscale coffee and bakery products. Our convenient downtown location will be easily accessible to local consumers of all backgrounds, business people seeking access to their morning coffee or juice simultaneously with their online needs, as well as business travelers and visitors to the city who are seeking Internet access while away from home.

Background of the Industry
--------------------------
The Internet has become an important alternative to traditional media, enabling millions of consumers to seek information, communicate with one another and execute commercial transactions electronically. On-line communities have emerged that allow users with similar interests to engage in interactive activities. Until recently, use of the Internet consisted mainly of users seeking one-way, static information on topics of interest to them. Technologies have been developed which allow users greater flexibility to create and personalize content, communicate with several users at the same time, having similar interests, and engage in other interactive activities.

Recent studies also indicate that groups that characterize the "baby boom" generation are beginning to reach their "leisure" years, with more disposable income available. Combined with ever increasing time constraints among this demographic, consumers eat out more often and are willing to spend more for better tasting food and beverage items. We believe that providing quality-brewed coffees and espresso based specialty coffee beverages such as lattes, cappuccinos and Italian sodas, fresh squeezed citrus and vegetable juices, smoothies and hot juice drinks, and quality fresh baked goods, combined with Internet access, will appeal to these consumers.

Business Strategy
-----------------
Our objectives include the following key elements:

 - Create a unique, upscale, innovative environment that will differentiate JavaJuice.net from other local cafes.

 - Educate the community on what the Internet Cafe, has to offer by advertising in local free newsletters, handouts and newspapers.

 - Establish an environment that will bring people with diverse interests and backgrounds together in a common forum.

- Provide quality coffee, juices and bakery items at reasonable prices.

 - Provide affordable access to the resources of the Internet and other online services.

As the popularity of the Internet continues to grow, access to the world wide web is quickly becoming a necessity of life. Also, as consumers become more transient and multi-tasking, companies providing the capability to simultaneously access the Internet, enjoy quality coffee, juices and baked goods, and share online experiences with other patrons in a comfortable environment will become more appealing and popular. We intend to create a comfortable environment that won't intimidate the novice user and will position us as an educational resource for individuals wishing to learn more about the Internet. People of all ages and backgrounds will be able to enjoy the unique, upscale, educational, social and innovative environment of the Internet.

We intend to provide instructional Internet assistance that will appeal to the audience that does not currently associate themselves with the computer age. This educational aspect should attract the young, the elderly and other members of the community who are rapidly gaining interest in the unique resources the Internet has to offer, but do not have direct access to, nor knowledge of, its operations.

Our strategy is to create a strong, multi-faceted community "experience" with which consumers associate trustworthiness, reliability, non-intimidation and credibility. We intend to spend a significant amount of time and resources to develop and

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

build brand recognition through online advertising, general advertising, strategic alliances and other marketing initiatives. We believe that the quality of our goods and services will be a competitive advantage that will enable us to attract patrons to our Internet Cafe, promote customer loyalty and increase repeat and ongoing patronage.

Target Market
-------------
It is our goal to provide a central hub of communication and socialization for the Reno/Sparks community. Our convenient downtown location will appeal to a wide variety of clientele and we intend to exclude no one. We will aggressively reach out to those currently underserved by the online markets, as well as encourage currently Internet-savvy individuals to utilize our services. This strategy of all inclusiveness leaves no one behind and provides an unlimited base of customers from which to continually draw.

We will break our marketing strategy into three age demographics: young men and women aged 18 to 24, men and women aged 25 to 49, and men and women over 50, as well as selective marketing to the two distinct groups of current online users versus those with no Internet experience, since each demographic represents unique and specific consumer patterns and marketing approaches.

We intend to cater to people who want a guided tour on their first spin around the information superhighway. Generations X and Y grew up surrounded by computers and Baby Boomers and older generations have come to the realization that people today cannot afford to ignore this media outlet. There is a need for user friendly, hands-on Internet tutoring for those not currently online literate. Furthermore, current public computer access outlets, such as the libraries, while allowing users to surf the Internet, do not allow users to utilize personalized E-mail or chat room formats. We also believe there is a need for a progressive and inviting atmosphere where local and traveling professionals can meet, conduct business and enjoy a great cup of coffee, healthy fresh squeezed citrus and vegetable juices, and quality bakery goods in a friendly, social environment.
We will provide an office away from the office type atmosphere that will encourage relaxation, innovation, networking and creativity. These professionals will either use JavaJuice.net's PCs or plug their own notebooks into our Internet connections.

Market Analysis
---------------
The University of Nevada-Reno has a 13,000-person campus in the downtown Reno area. Students currently have computer labs and a library where they can conduct their academic online research; however, there is a need for an alternative medium where students can simultaneously enjoy a social atmosphere, enjoy quality bakery goods, coffee and juices, and complete their study requirements. It is common knowledge that there is a strong demand for coffee products within the college community.

The area's county and federal courthouses are also situated in the downtown area creating a satellite of attorneys' and related judicial offices located in the nearby vicinity. Additionally, most large banks and numerous national and international businesses have corporate headquarters in the downtown Reno area. We intend to draw our local business clientele from these markets.

The downtown Reno area also hosts a National Bowling Stadium and countless casinos with convention center facilities. These create an ongoing stream of traveling businessmen and women who have a need for a comfortable, enjoyable Internet access environment while away from home.

In addition to the vast market within our immediate city perimeter, there are others in outlying farming communities who will be attracted to the variety of products and services we intend to offer.

Factors such as current trends, addiction and historical sales data ensure that the high demand for coffee, juices and bakery goods will remain constant. The rapid growth of the Internet and online services that has been witnessed worldwide is only just in its infancy stages and the potential growth of the Internet is enormous. It would be reasonable to conclude that, in the not too distant future, a computer terminal with an online connection will be as common and necessary as a telephone. Those who are familiar with the information superhighway are well aware of how fun and educational surfing the Net can be. Those who have not yet experienced the Internet need a convenient, relaxed atmosphere where they can feel comfortable learning about and utilizing the current technologies. Local and traveling professionals know they cannot effectively conduct business without access to the Internet. We intend to provide our customers with affordable Internet access in an innovative and supportive environment, where they can simultaneously enjoy good, fresh coffee, juices and quality bakery goods.

Competition
-----------
We expect that competitive factors will create a continuing need for us to improve and add to our services. Although there are a number of coffee wholesalers and cafes within the Reno/Sparks market area with whom we will have to compete, we are unaware of any Internet Cafes currently operating in Reno or Sparks.
By being one of the first to combine the concepts of quality cofee, juices and bakery goods, along with complete Internet access and service, we believe we will have a window of opportunity to carve out a profitable niche of repeat clients prior to the expansion of the concept within the local market. However, as competition grows, we will need to look for ways to differentiate our place of business from other similar businesses in order to achieve and maintain a competitive advantage.

The largest wholesale coffee competitor in the area is Starbucks. Their name recognition and reputation are formidable. They currently operate four (4) locations in the Reno/Sparks area, however, they have no outlet in the downtown area targeted by JavaJuice.net. All of their locations are in less congested, outlying areas of the city. Starbucks has recently announced, however, their intent to install high-speed wireless Internet access in their North American stores in the near future.

We do not consider online service providers to pose substantial competition for us, other than in our quest to obtain the lowest costs for our clients. We feel there are enough local providers to actually be an advantage to us in this area, allowing us to barter between them for better pricing. Convincing them of ongoing and growing customer volume will enable us to extract a better price.

Although there are a number of cafes and muffin shops in the market area, we feel our coffee, juices and bakery goods will be able to compete in the areas of quality and price, and none of these cafes offer Internet access and services, which we feel will give us a competitive edge.

Determining a fair market price for food, coffee and juice items, as well as an hourly price for online users, will depend heavily on all of the factors listed above. This process will become more influenced by competitors as other Internet cafes open within the area. By being one of the first in the market, we will have to be the first to establish prices for this area that the market will bear.

Merchandising and Marketing
---------------------------
Merchandising and Marketing is a significant component to our brand name awareness and customer acquisition strategy. We intend to mount a comprehensive merchandising, marketing and image program featuring our logo on our signs, cafe interior, cups, bags, packaging, promotional pieces and literature. The program will be designed to create a distinctive brand image and brand awareness in order to attract first time users, as well as provide the consumer with repeat customer incentives. We intend to have a wide range of literature that will give the consumer a source of information about the origins and characteristics of our coffees, the healthy properties of our 100% pure, fresh squeezed citrus and vegetable juices, as well as ingredients used in our quality bakery goods, including non-fat and low-fat items.

Customer Service
----------------
A basic premise of our business philosophy is that we will be serving many customers on many different levels. We intend to cater to each level of customer on an individual basis, whether that customer is a first time Internet user, a local or traveling business person seeking an office away from the office, an elderly member of the community seeking to develop their online knowledge in a friendly and non-intimidating environment, a college student looking for an off-campus refuge, morning coffee "wake-up" seekers, busy "baby-boomers" needing a quick pick-up coupled with a relaxing, or those who exercise to stay fit and prolong a quality life by watching their diet and increasing their vegetable/fruit intake. There will be something for everyone at JavaJuice.net and we intend to focus on catering to all of our customers' individual needs.

Government Regulation
---------------------
Internet:   There are an increasing number of existing laws and
regulations pertaining to the Internet. In addition, laws or regulations may be adopted with respect to the Internet as a communication and commercial medium, covering such areas as user privacy, pricing, content, security, taxation, copyright protection, distribution and characteristics and quality of products and services. Moreover, it may take years to determine whether and how existing laws apply to the Internet and Internet advertising. Required compliance with any new legislation or regulation, or any unanticipated application or interpretation of existing laws, may decrease the growth in the use of the Internet, which could in turn decrease the demand for our service, increase our cost of delivering access to the Internet to our customers, or otherwise have a material adverse effect on our business, results of operations and financial condition.

Online Content Regulations. Several federal and state statutes prohibit the transmission of indecent, obscene or offensive content over the Internet to certain persons. Legislation regulating online content could slow the growth in use of the Internet generally and decrease the acceptance of the Internet as an advertising and e-commerce medium, which could have a material adverse effect on our ability to generate revenues.

Food Service Industry: The food service industry is subject to extensive federal, state and local government regulations relating to the development and operation of food service outlets, including laws and regulations relating to building and seating requirements, the preparation and sale of food, cleanliness, safety in the workplace, accommodations for the disabled, relationships with employees, such as minimum wage requirements, discriminatory practices, overtime and working conditions and citizenship requirements. These regulations, include without limitation, the Fair Labor Standards Act, the Americans with Disabilities
Act, The Department of Agriculture, the Food & Drug Administration, the Immigration and Naturalization Service, and numerous state and local regulatory agencies and statutes.

Any of the foregoing could have a material adverse effect on our business, results of operations and financial condition; however, since we have not yet secured a location for our Internet Cafe,, we have not yet applied for any licenses or permits. We expect to do so once we have entered into a lease agreement and begin renovations for our Cafe.

Office Location
---------------
We currently conduct our business operations from the business office of our sole officer and director at 150 Freeport, Sparks, Nevada 89431, on a rent-free, verbal basis. We also maintain a mailing address at P. O. Box 12096, Reno, Nevada. 89510. Once we have secured a location for the Internet Cafe, we intend to establish a small office on the premises.

Employees
---------
At the present time, we have no employees; however, we anticipate hiring one or two part-time employees once the Internet Cafe, is opened.

Available Information
------------------------
We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the Exchange Act), and, accordingly, file periodic reports, including quarterly and annual reports and other information with the Securities and Exchange Commission (the Commission). Such reports and other information may be inspected and copied at the public reference facilities maintained by the Commission at 450
Fifth Street, N.W., Room 1024, Washington, D.C. 20549.
Copies of such materials may be also obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street,

N.W., Washington, D.C. 20549. In addition, the Commission maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the Commission's website is http://www.sec.gov.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF
OPERATION
--------------------------------------------------------
Plan of Operation
-----------------
We expect our current cash in the bank of $36,656 at March 31, 2002, plus revenues we expect to derive from our business operations within the next year to satisfy our cash requirements for business operations for at least the next 12 months without having to raise additional funds or seek bank loans. Our auditors, however, have expressed the opinion that, unless we realize a substantial infusion of cash, it is doubtful we can sustain our business as a going concern.

As of the date of this registration statement, we have not yet commenced business operations or generated any revenues. During the next 12 months, we intend to spend approximately $12,000 on equipment and leasehold improvements.

All of the research and development for establishing an Internet
Cafe, in the Reno/Sparks area has been done by our President, at no cost to us. We do not intend to spend any money on research and development during the next 12 months.

Results of Operations
---------------------
For the period from inception to December 31, 2001 and the quarter ended March 31, 2002, we had no revenues and incurred net operating losses of $1,969 and $3,344, respectively, consisting of accounting and professional fees incurred in connection with the filing of our initial public offering documents in the State of Nevada. Net cash provided by financing activities was $5,000 for the period from inception to the year ended December 31, 2001 and $40,000 for the three months ended March 31, 2002. Our auditors have expressed the opinion that our ability to continue as a going concern is dependent upon our ability to generate revenues or raise funds through sale of our equity securities for use in administrative and investment activities.

ITEM 3.   DESCRIPTION OF PROPERTY
---------------------------------
We do not own any property. We are currently using the business offices of one of our sole officer and director, at 150 Freeport Blvd., Suite 8, Sparks, Nevada, on a rent-free basis. There is no written lease agreement or other material terms or arrangements relating to our agreement with Ms. Mazany to use the office space. The premises consist of approximately 800 square feet, including warehouse and office space. Once we have entered into a lease agreement on a property for our Internet Cafe, we intend to establish a small office on site.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
MANAGEMENT
------------------------------------------------------------
The following table sets forth certain information regarding
Common Stock beneficially owned on December 31, 2001 and March
31, 2002, for (i) each shareholder known by us to be the beneficial owner of five (5%) percent or more of our issued and outstanding Common Stock, (ii) each of our executive officers and directors, and (iii) all executive officers and directors as a group. At December 31, 2001, there were 1,000,000 shares of our Common Stock issued and outstanding and at March 31, 2002 and at the date of this filing, there were 1,700,000 shares of our Common Stock issued and outstanding.


Name and Address         Amount and Nature of
 of Beneficial                Beneficial            Percent of
   Owner (1)                 Ownership (2)            Class
----------------        ---------------------       ----------
Laura Mazany                 1,000,000                 59%
P.O. Box 12096
Reno, Nevada 89510
----------------------------

All Executive Officers and
Directors as a group
(1 person)                   1,000,000                 59%


(1) The person named above, who is the only officer, director and principal shareholder of our company, may be deemed to be a parent and promoter, within the meaning of such terms under the Securities Act of 1933, by virtue of her direct securities holdings. There are no other promoters.

(2) In general, a person is considered a beneficial owner of a security if that person has or shares the power to vote or direct the voting of such security, or the power to dispose of such security. A person is also considered to be a beneficial owner of any securities of which the person has the right to acquire beneficial ownership within (60) days.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND SIGNIFICANT
EMPLOYEES
----------------------------------------------------------------
The following table sets forth the names, positions and ages of the executive officers and directors. Directors are elected at the annual meeting of stockholders and serve for one year or until their successors are elected and qualify. Officers are elected by the Board of Directors and their terms of office are, except to the extent governed by employment contract, at the discretion of the Board.

Name                        Age      Position(s)
-----                       ---      -----------
Laura Mazany                 50     President, Secretary and
                                    Director

Background of Officers and Directors
------------------------------------
Laura Mazany has been the President, Secretary and a Director of the Company since inception. Since 1987, she has also owned and operated Commercial Janitorial, a commercial janitorial maintenance company in Reno, Nevada, with approximately 30 part-time employees. She is a vested, retired member of the Hotel & Restaurant Workers Union, having held numerous and varying management positions from 1975 to 1985 in remote site construction camps along the trans-Alaska oil pipeline. She has extensive experience in sales and marketing, accounting, human resources, quality control, and employee and client relations. Ms. Mazany currently devotes approximately 5 to 10 hours per week to the business of our company.

ITEM 6.  EXECUTIVE COMPENSATION
-------------------------------
Ms. Mazany does not presently receive a salary for her services and there are currently no plans to implement any such compensation. She has not received any stock compensation, stock options or other remuneration for her services and, therefore, no summary compensation tables are included herein.

Employment Agreements
---------------------
Ms. Mazany is not party to any employment agreements. We presently have no pension, health, annuity, insurance, stock options, profit sharing or similar benefit plans; however, we may adopt such plans in the future. There are presently no personal benefits available to directors, officers or employees.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
-------------------------------------------------------
We do not currently have any related transactions and have not yet formulated a policy for the resolution of any conflicts, should they arise.

ITEM 8. DESCRIPTION OF SECURITIES
---------------------------------
At March 31, 2002 and the date of this filing, there were 1,700,000 shares of Common Stock issued and outstanding.

Common Stock
------------
The authorized capital stock consists of 25,000,000 shares of Common Stock, par value $.001 per share. The holders of Common Stock (i) have equal ratable rights to dividends from funds legally available therefor, when, as and if declared by the Board of Directors; (ii) are entitled to share ratably in all of the assets for distribution to holders of Common Stock upon liquidation, dissolution or winding up of our business affairs;
(iii) do not have preemptive, subscription or conversion rights, and there are no redemption or sinking fund provisions or rights applicable thereto; and (iv) are entitled to one non-cumulative vote per share on all matters on which stockholders may vote. All shares of Common Stock now outstanding are fully paid for and non-assessable. Reference is made to our Articles of Incorporation, By-Laws and the applicable statutes of the State of Nevada for a more complete description of the rights and liabilities of holders of our securities.

In the event we are unsuccessful in our current proposed business plans, there are no provisions in our articles of incorporation or bylaws that would delay, defer or prevent a change in business or control of our company.

Non-cumulative Voting
---------------------
The holders of shares of Common Stock do not have cumulative voting rights, which means that the holders of more than 50% of such outstanding shares, voting for the election of directors, can elect all of the directors to be elected, if they so choose, and, in such event, the holders of the remaining shares will not be able to elect directors.

Cash Dividends
--------------
As of the date of this registration statement, we have not paid any cash dividends to stockholders. The declaration of any future cash dividend will be at the discretion of the Board of Directors and will depend upon the earnings, if any, capital requirements and our financial position, general economic conditions, and other pertinent conditions. It is our present intention not to pay any cash dividends in the foreseeable future, but rather to reinvest earnings, if any, into the business.

Reports
-------
We intend to file all periodic reports in a timely manner with audited annual financial reports, certified by our independent accountants, and unaudited quarterly financial reports, reviewed by our independent accountants. In addition, we will provide copies of these reports to shareholders upon written request.

Stock Transfer Agent
--------------------
Our stock transfer agent is Transfer Online of Portland, Oregon, an independent stock transfer agency.


                           PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON COMMON EQUITY AND
OTHER STOCKHOLDER MATTERS
-----------------------------------------------------------
At March 31, 2002, there were 34 shareholders of record, holding a total of 1,700,000 shares of our Common Stock. The Common Stock is currently quoted in the pink sheets under the symbol, JAVJ; however, trading has not yet commenced.

A total of 1,000,000 shares are held by our sole officer and director, all of which are restricted securities, as that term is defined in Rule 144 of the Rules and Regulations of the Securities and Exchange Commission, promulgated under the Act. Under Rule 144, such shares can be publicly sold, subject to volume restrictions and certain restrictions on the manner of sale, commencing one year after their acquisition. A total of 700,000 of the issued and outstanding shares were sold in a public offering registered and qualified in the State of Nevada, pursuant to an exemption provided by Regulation D, Rule 504, are unrestricted securities and may be publicly sold at any time, without restriction.

ITEM 2. LEGAL PROCEEDINGS
-------------------------
To the best of Management's knowledge, there are no material legal proceedings filed or threatened against us.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
-----------------------------------------------------
Clyde Bailey, P.C., independent chartered accountant, have been our only auditor since inception and there have been no disagreements between us and Mr. Bailey.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES
-----------------------------------------------
On September 30, 2000, 1,000,000 shares of restricted Common
Stock were issued to our sole officer and director in exchange for proprietary rights, business plans and cash in the amount of $5,000 U.S., or $.005 per share. This transaction was conducted in reliance upon an exemption from registration provided under
Section 4(2) of the Securities Act of 1933, based upon the fact that the sale was made by us in a transaction not involving a public offering.

In March 2002, a total of 700,000 shares of Common Stock were issued to 33investors in exchange for $35,000, pursuant to an offering conducted under an exemption provided by Rule 504 of Regulation D, promulgated under the Securities Act of 1933, as amended. The offering was approved for sale by the Nevada Secretary of State Securities Division on November 20, 2001. The shares were all sold to unaccredited investors who were friends, family members, acquaintances and/or business associates of our sole officer and director and of the registered sales agent.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS
-------------------------------------------------
Pursuant to Article XII of our Articles of Incorporation and
Article 5 of our By-Laws, we may indemnify an officer or director who is made a party to any proceeding, including a lawsuit, because of his/her position, if he/she acted in good faith and in a manner he/she reasonably believed to be in our best interest. In certain cases, we may advance expenses incurred in defending any such proceeding. To the extent that the officer or director is successful on the merits in any such proceeding as to which such person is to be indemnified, we must indemnify him/her against all expenses incurred, including attorney's fees. With respect to a derivative action, indemnity may be made only for expenses actually and reasonably incurred in defending the proceeding, and if the officer or director is judged liable, only by a court order. The indemnification is intended to be to the fullest extent permitted by the laws of the State of Nevada. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors or officers pursuant to the foregoing provisions, we are informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy, as expressed in said Act and is, therefore, unenforceable.


                          PART F/S

Following are the audited financial statements for the year ended December 31, 2001 and the unaudited statements for the three-month period ended March 31, 2002, prepared by the company and audited and reviewed, respectively, by Clyde
Bailey, P.C., our Independent Chartered Accountant.

                         JavaJuice.net

                      December 31, 2001
















                      Clyde Bailey, P.C.
                 Certified Public Accountant
                  10924 Vance Jackson #404
                  San Antonio, Texas 78230

CLYDE BAILEY P.C.
Certified Public Accountant
10924 Vance Jackson #404
San Antonio, Texas 78230
(210) 699-1287(ofc.)
(888) 699-1287 " (210) 691-2911 (fax)
Member:
American Institute of CPA's
Texas Society of CPA's

Board of Directors
JavaJuice.net
                       INDEPENDENT AUDITOR'S REPORT

I have audited the accompanying balance sheet of JavaJuice.net (Company), a development stage enterprise, as of December 31, 2001 and the related statement of operations, statement of stockholders' equity, and the statement of cash flows from September 13, 2001 (Inception) to December 31, 2001. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

The Company is a development stage enterprise, as defined in Financial Accounting Standards Board No. 7. The Company is devoting all of its present efforts in securing and establishing a new business, and its planned principal operations have not commenced, and, accordingly, no revenue has been derived during the organizational period.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2001 and the results of its operations and its cash flows for the period from September 13, 2001 (Inception) to December 31, 2001 in conformity with generally accepted accounting principles.

                                  Clyde Bailey P.C.
San Antonio, Texas
January 15, 2002

                          JavaJuice.net
                (A Development Stage Enterprise)
                          Balance Sheet
                     As of December 31, 2001


                          A S S E T S
                          -----------
Current Assets
--------------
     Cash                                             $    3,031
                                                      ----------
          Total Current Assets				     3,031
                                                      ----------

          Total  Assets                               $    3,031
                                                      ==========


                     L I A B I L I T I E S
                     ---------------------
Current Liabilities
-------------------
     Accounts Payable                                          -
                                                      ----------
          Total Current Liabilities                            -
                                                      ----------
          Total Liabilities                                    -

            S T O C K H O L D E R S '    E Q U I T Y
            ----------------------------------------
     Common Stock                                          1,000
       25,000,000 authorized shares, par value $.001
         1,000,000 shares issued and outstanding

     Additional Paid-in-Capital                            4,000
     Accumulated Deficit                                 (1,969)
                                                      ----------
          Total Stockholders' Equity                       3,031
                                                      ----------
          Total Liabilities and Stockholders' Equity	$    3,031
                                                      ==========


			See accompanying notes to Financial Statements.

                          JavaJuice.net
                (A Development Stage Enterprise)
                     Statement of Operations

                                               -----------------
                                               From Inception to
                                               December 31, 2001
                                               -----------------
Revenues:
---------

     Revenues                                     $            -
                                                  --------------
          Total Revenues                                       -

Expenses:
---------

	Professional Fees                                      800
      Operating Expenses                                   1,169
                                                   -------------
          Total Expenses                                   1,969
                                                   -------------
          Net loss from Operations	                      (1,969)

Provision for Income Taxes:
---------------------------
     Income Tax Benefit                                        -
          Net Income (Loss)                        $     (1,969)
                                                   =============
Basic and Diluted Earnings Per Common Share        $      (0.00)
                                                   -------------
Weighted Average number of Common Shares               1,000,000
	used in per share calculations               =============



            See accompanying notes to Financial Statements.

                          JavaJuice.net
                (A Development Stage Enterprise)
               Statement of  Stockholders' Equity




                      $0.001    Paid-In Accumulated Stockholders'
             Shares Par Value   Capital   Deficit     Equity
             ---------------------------------------------------

Balance,
September
14, 2001        -    $   -     $     -   $     -    $       -


Stock
Issued    1,000,000   1,000      4,000         -        5,000


Net Income
(Loss)                                     (1,969)     (1,969)
         ----------------------------------------------------

Balance
December
31, 2001 1,000,000  $1,000    $ 4,000   $  (1,969)  $   3,031
         ====================================================

                          JavaJuice.net
                 (A Development Stage Enterprise)
                      Statement of Cash Flows

                                                -----------------
                                                From Inception to
                                                December 31, 2001
                                                -----------------

Cash Flows from Operating Activities:
-------------------------------------
     Net Income (Loss)                          $         (1,969)
     Accounts Payable                                          -
                                                -----------------
Net Cash Provided from Operating Activities               (1,969)
                                                -----------------

Cash Flows from Investing Activities:
-------------------------------------
     Other Assets                                               -
                                                -----------------
Net Cash Used in Investing Activities                           -
                                                -----------------

Cash Flows from Financing Activities:
-------------------------------------
     Common Stock                                           5,000
                                                -----------------
Net Cash Provided from Financing Activities                 5,000
                                                -----------------
Net Increase in Cash                                        3,031
                                                -----------------
Cash Balance,  Begin Period                                     -
                                                -----------------
Cash Balance,  End Period                       $           3,031
			                              =================

Supplemental Disclosures:
     Cash Paid for interest                     $               -
                                                =================
     Cash Paid for income taxes                 $               -
                                                =================

	See accompanying notes to Financial Statements.

	                    JavaJuice.net
                  Notes to Financial Statements


Note 1  -  Summary of Significant Accounting Policies
-----------------------------------------------------
Organization
------------
JavaJuice.net ("the Company") was incorporated under the laws of the State of Nevada on September 13, 2001 for the purpose to promote and carry on any lawful business for which a corporation may be incorporated under the laws of the State of Nevada. The company has a total of 25,000,000 authorized shares with a par value of $.001 per share and with 1,000,000 shares issued and outstanding as of December 31, 2001. The Company has been inactive since inception and has little or no operating revenues or expenses.

Development Stage Enterprise
----------------------------
The Company is a development stage enterprise, as defined in Financial Accounting Standards Board No. 7. The Company is devoting all of its present efforts in securing and establishing a new business, and its planned principal operations have not commenced, and, accordingly, no revenue has been derived during the organizational period.

Federal Income Tax
------------------
The Company has adopted the provisions of Financial Accounting Standards Board Statement 109, Accounting for Income Taxes. The Company accounts for income taxes pursuant to the provisions of the Financial Accounting Standards Board Statement No. 109, "Accounting for Income Taxes", which requires an asset and liability approach to calculating deferred income taxes.
The asset and liability approach requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities.

Use of Estimates
----------------
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure on contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                    JavaJuice.net
             Notes to Financial Statements

Note 1  -  Summary of Significant Accounting Policies (con't)
-------------------------------------------------------------
Accounting Method
-----------------
The Company's financial statements are prepared using the accrual method of accounting. evenues are recognized when earned and expenses when incurred. Fixed assets are stated at cost. Depreciation and amortization using the straight-line method for financial reporting purposes and accelerated methods for income tax purposes.

Earnings per Common Share
-------------------------
The Company adopted Financial Accounting Standards  (SFAS) No.
128, "Earnings Per Share," which simplifies the computation of earnings per share requiring the restatement of all prior periods.

Basic earnings per share are computed on the basis of the weighted average number of common shares outstanding during each year.

Diluted earnings per share are computed on the basis of the weighted average number of common shares and dilutive securities outstanding. Dilutive securities having an anti-dilutive effect on diluted earnings per share are excluded from the calculation.

Cash and Cash Equivalents
-------------------------
The Company considers all highly liquid debt instruments with a maturity of three months or less at the time of purchase to be cash equivalents. Cash and cash equivalents consist of checking accounts and money market funds.

Fair Value of Financial Instruments
-----------------------------------
The carrying amounts of financial instruments including cash and cash equivalents, accounts receivable and payable, accrued and other current liabilities and current maturities of long-term debt approximate fair value due to their short maturity.

Recent Accounting Pronouncements
--------------------------------
In June 1998, the Financial Accounting Standards Board issued
Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Investments and Hedging Activities" ("SFAS No 133") which establishes accounting and reporting standards

                    JavaJuice.net
             Notes to Financial Statements

Note 1  -  Summary of Significant Accounting Policies (con't)
-------------------------------------------------------------
requiring that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value. The statement also requires that changes in the derivative's fair value be recognized in earnings unless specific hedge accounting criteria are met. SFAS No. 133, as extended by SFAS No. 137 and amended by SFAS No. 138, is effective for all fiscal quarters beginning after June 15, 2001. The Company does not expect adoption of SFAS No. 133 to have an effect on its financial statements.

In December 1999, the Securities and Exchange Commission issues Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" (SAB 101, which provides guidance on the recognition, presentation and disclosure of revenue in financial statements of all public registrants. The provisions of SAB 101 are effective for transactions beginning in fiscal year after September 30, 2001. The Company does not expect adoption of SAB 101 to have an effect on its financial statements.

Note 2  -  Common Stock
-----------------------
A total of 1,000,000 shares of stock were issued pursuant to a stock subscription agreement for $0.005 per share for a total of $5,000 to the original officers and directors.

Note 3  -  Related Parties
--------------------------
The Company has no significant related party transactions and/or relationships any individuals or entities.

Note 4 - Income Taxes
---------------------
Deferred income taxes arise from temporary differences resulting from the Company's subsidiary utilizing the cash basis of accounting for tax purposes and the accrual basis for financial reporting purposes. Deferred taxes are classified as current or non-current, depending on the classification of the assets and liabilities to which they relate. Deferred taxes arising from timing differences that are not related to an asset or liability are classified as current or non-current depending on the periods in which the timing differences are expected to reverse. The Company's previous principal temporary differences relate to

Note 4  -  Income Taxes (con't)
-------------------------------
revenue and expenses accrued for financial purposes, which are not taxable for financial reporting purposes. The Company's material temporary differences consist of bad debt expense recorded in the financial statements that is not deductible for tax purposes and differences in the depreciation expense calculated for financial statement purposes and tax purposes.

Note 5  -  Subsequent Events
----------------------------
There were no other material subsequent events that have occurred since the balance sheet date that warrants disclosure in these financial statements.

                        JavaJuice.net

                        March 31, 2002




















                          Clyde Bailey, P.C.
                    Certified Public Accountant
                     10924 Vance Jackson #404
                     San Antonio, Texas 78230

CLYDE BAILEY P.C.
Certified Public Accountant
1924 Vance Jackson #404
San Antonio, Texas 78230
(10) 699-1287(ofc.)
(888) 699-1287 (210) 691-2911 (fax)

Member: American Institute of CPA's
        Texas Society of CPA's

Board of Directors
JavaJuice.net
                       INDEPENDENT AUDITOR'S REPORT

I have audited the accompanying balance sheet of JavaJuice.net (Company), a development stage enterprise, as of March 31, 2002 and the related statement of operations, statement of stockholders' equity, and the statement of cash flows from September 13, 2001 (Inception) to March 31, 2002. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

The Company is a development stage enterprise, as defined in Financial Accounting Standards Board No. 7. The Company is devoting all of its present efforts in securing and establishing a new business, and its planned principal operations have not commenced, and, accordingly, no revenue has been derived during the organizational period.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2002 and the results of its operations and its cash flows for the period from September 13, 2001 (Inception) to March 31, 2002 in conformity with generally accepted accounting principles in the United States.

                                 Clyde Bailey P.C.
San Antonio, Texas
April 23, 2002

                          JavaJuice.net
                (A Development Stage Enterprise)
                          Balance Sheet
                     As of March 31, 2002


                          A S S E T S
                          -----------
Current Assets
--------------
     Cash                                             $   36,656
                                                      ----------
          Total Current Assets				    36,656
                                                      ----------

          Total  Assets                               $   36,656
                                                      ==========


                     L I A B I L I T I E S
                     ---------------------
Current Liabilities
-------------------
     Accounts Payable                                          -
                                                      ----------
          Total Current Liabilities                            -
                                                      ----------
          Total Liabilities                                    -


            S T O C K H O L D E R S '    E Q U I T Y
            ----------------------------------------
     Common Stock                                          1,700
       25,000,000 authorized shares, par value $.001
         1,000,000 shares issued and outstanding

     Additional Paid-in-Capital                           38,300
     Accumulated Deficit                                 (3,344)
                                                      ----------
          Total Stockholders' Equity                      36,656
                                                      ----------
          Total Liabilities and Stockholders' Equity	$   36,656
                                                      ==========

		See accompanying notes to Financial Statements.

                          JavaJuice.net
                (A Development Stage Enterprise)
                     Statement of Operations

                                               -----------------
                                               From Inception to
                                                 March 31, 2002
                                               -----------------
Revenues:
---------

     Revenues                                     $            -
                                                  --------------
          Total Revenues                                       -

Expenses:
---------

	Professional Fees                                    2,300
      Operating Expenses                                   1,044
                                                   -------------
          Total Expenses                                   3,344
                                                   -------------
          Net loss from Operations	                     (3,344)

Provision for Income Taxes:
---------------------------
     Income Tax Benefit                                        -
          Net Income (Loss)                        $     (3,344)
                                                   =============
Basic and Diluted Earnings Per Common Share        $      (0.00)
                                                   -------------
Weighted Average number of Common Shares               1,233,333
	used in per share calculations               =============



See accompanying notes to Financial Statements.

                          JavaJuice.net
                (A Development Stage Enterprise)
               Statement of  Stockholders' Equity




                       $.001    Paid-In Accumulated Stockholders'
              Shares  Par Value Capital    Deficit     Equity
              --------------------------------------------------

Balance,
September
14, 2001        -     $    -    $    -     $     -    $       -

Stock
Issued     1,000,000   1,000     4,000           -        5,000

Stock
Issued
for Cash     700,000     700    34,300                   35,000

Net Income
(Loss)                                       (3,344)     (3,344)
          -----------------------------------------------------

Balance
March 31,
2002       1,700,000  $1,700   $38,300     $ (3,344)	 $ 36,656
          =====================================================

                          JavaJuice.net
                (A Development Stage Enterprise)
                      Statement of Cash Flows
                                                -----------------
                                                From Inception to
                                                 March 31, 2002
                                                -----------------
Cash Flows from Operating Activities:
-------------------------------------
     Net Income (Loss)                          $         (3,344)
     Accounts Payable                                           -
                                                -----------------
Net Cash Provided from Operating Activities               (3,344)
                                                -----------------

Cash Flows from Investing Activities:
-------------------------------------
     Other Assets                                               -
                                                -----------------
Net Cash Used in Investing Activities                           -
                                                -----------------

Cash Flows from Financing Activities:
-------------------------------------
     Common Stock                                          40,000
                                                -----------------
Net Cash Provided from Financing Activities                40,000
                                                -----------------
Net Increase in Cash                                       36,656
                                                -----------------
Cash Balance,  Begin Period                                     -
                                                -----------------
Cash Balance,  End Period                       $          36,656
                                                =================
Supplemental Disclosures:
     Cash Paid for interest                     $               -
                                                =================
     Cash Paid for income taxes                 $               -
                                                =================

	See accompanying notes to Financial Statements.

                    JavaJuice.net
             Notes to Financial Statements


Note 1  -  Summary of Significant Accounting Policies
-----------------------------------------------------

Organization
------------
JavaJuice.net ("the Company") was incorporated under the laws of the State of Nevada on September 13, 2001 for the purpose to promote and carry on any lawful business for which a corporation may be incorporated under the laws of the State of Nevada. The company has a total of 25,000,000 authorized shares with a par value of $.001 per share and with 1,700,000 shares issued and outstanding as of March 31, 2002. The Company has been inactive since inception and has little or no operating revenues or expenses.

Development Stage Enterprise
----------------------------
The Company is a development stage enterprise, as defined in Financial Accounting Standards Board No. 7. The Company is devoting all of its present efforts in securing and establishing a new business, and its planned principal operations have not commenced, and, accordingly, no revenue has been derived during the organizational period.

Federal Income Tax
------------------
The Company has adopted the provisions of Financial Accounting Standards Board Statement 109, Accounting for Income Taxes. The Company accounts for income taxes pursuant to the provisions of the Financial Accounting Standards Board Statement No. 109, "Accounting for Income Taxes", which requires an asset and liability approach to calculating deferred income taxes.
The asset and liability approach requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities.

Use of Estimates
----------------
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure on contingent assets and

Note 1  -  Summary of Significant Accounting Policies (con't)
-------------------------------------------------------------
liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounting Method
-----------------
The Company's financial statements are prepared using the accrual method of accounting. evenues are recognized when earned and expenses when incurred. Fixed assets are stated at cost. Depreciation and amortization using the straight-line method for financial reporting purposes and accelerated methods for income tax purposes.

                    JavaJuice.net
             Notes to Financial Statements

Earnings per Common Share
-------------------------
The Company adopted Financial Accounting Standards  (SFAS) No.
128, "Earnings Per Share," which simplifies the computation of earnings per share requiring the restatement of all prior periods.

Basic earnings per share are computed on the basis of the weighted average number of common shares outstanding during each year.

Diluted earnings per share are computed on the basis of the weighted average number of common shares and dilutive securities outstanding. Dilutive securities having an anti-dilutive effect on diluted earnings per share are excluded from the calculation.

Cash and Cash Equivalents
-------------------------
The Company considers all highly liquid debt instruments with a maturity of three months or less at the time of purchase to be cash equivalents. Cash and cash equivalents consist of checking accounts and money market funds.

Fair Value of Financial Instruments
-----------------------------------
The carrying amounts of financial instruments including cash and cash equivalents, accounts receivable and payable, accrued and other current liabilities and current maturities of long-term debt approximate fair value due to their short maturity.

Recent Accounting Pronouncements
--------------------------------
Segments of an Enterprise and Related Information
-------------------------------------------------
Statement of Finanacial Accounting Standards (SFAS) No. 131, Disclosures about Segments of an Enterprise and Related Information, supersedes SFAS No. 14, "Financial Reporting for Segments of a Business Enterprise." SFAS 131 establishes standards for the way that public companies report information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial statements issued to the public. It also establishes standards for disclosures regarding products and services, geographic areas and major customers. SFAS 131 defines operating segments as components of a company about which separate financial information is available that is evaluated regularly by the cheif operating decision maker in deciding how to allocate resources and in assessing performance. The Company has evaluated this SFAS and does not bewlieve it is applicable at this time.

                    JavaJuice.net
             Notes to Financial Statements

Note 2 - Common Stock
---------------------
A total of 1,000,000 shares of stock were issued pursuant to a stock subscription agreement for $0.005 per share for a total of $5,000 to the original officers and directors.

A 504 Offering was completed whereby 700,000 shares at $.05 per share of the Company's common stock was issued for $35,000 to 33 individuals.

Note 3  -  Related Parties
--------------------------
The Company has no significant related party transactions and/or relationships any individuals or entities.

Note 4 - Income Taxes
---------------------
Deferred income taxes arise from temporary differences resulting from the Company's subsidiary utilizing the cash basis of accounting for tax purposes and the accrual basis for financial reporting purposes. Deferred taxes are classified as current or non-current, depending on the classification of the assets and liabilities to which they relate. Deferred taxes arising from timing differences that are not related to an asset or liability are classified as current or non-current depending on the periods in which the timing differences are expected to reverse. The Company's previous principal temporary differences relate to revenue and expenses accrued for financial purposes, which are not taxable for financial reporting purposes. The Company's material temporary differences consist of bad debt expense recorded in the financial statements that is not deductible for tax purposes and differences in the depreciation expense calculated for financial statement purposes and tax purposes.

Note 5  -  Subsequent Events
----------------------------
There were no other material subsequent events that have occurred since the balance sheet date that warrants disclosure in these financial statements.


                            31a

                         PART III


Items 1 and 2.  Index to and Description of Exhibits
----------------------------------------------------

Exhibit No.	     Description		         Page No.
-----------     -----------             	   --------
   3(i)          Articles of Incorporation     **
                 and Amendments

   3(ii)         Bylaws                        **






                           SIGNATURES
                           ----------


In accordance with Section 12 of the Securities Exchange Act, the Registrant has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                               JavaJuice.net, a Nevada corporation

Date:  July 10, 2002           By:/s/ Laura P. Mazany,
                               President, Secretary, Treasurer
					 and Chairman of the Board